Filed pursuant to Rule 433
Registration No. 333-151522

December 7, 2009 Covering week 11/30 - 12/4

Key indicators - Pending Home Sales, Construction Spending, and the Unemployment Rate - all surprised to the upside last week, marking the second straight week of positive housing numbers after the latest uptick in the S&P/Case-Shiller Composite-10.

Inflation concerns are on the rise. Housing is a real-returning asset, outperforming CPI by an average of 40 bps per annum since 1890 (see chart below). Investors seeking an inflation play and a non-correlated portfolio asset should consider buying shares of UMM, which benefit when home prices increase. Since inception, UMM has outperformed 5-Year TIPS by almost 10%.
Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM: $22.40 (-$0.44, -1.93%)
DMM: $25.78 (-$0.25, -0.96%)

Implied HPA: -0.49%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will fall to 157.83 by August 2014 from 158.61 today (reflects data through September 2009).

Last week’s market movers:

"I don't think [mortgage rates] can go much lower. I think, frankly, they're at one of the lowest points they're going to achieve for a long time."

-George Mokrzan, Senior Economist, Huntington National Bank

o  o  o

• Pending Home Sales: +3.7% (v. -1.0% est.) • Construction Spending: 0.0% (v. -0.5% est.) • Unemployment Rate: 10.0% (v. 10.2% est.)
This week’s housing market indicators:
• Dec. 9 - MBA Mortgage Apps • Dec. 11 - U of Michigan Confidence

US Housing: A Non-Correlated, Real-Returning Asset

Housing Correlations*
S&P 500:	0.08
JPM US Govt Bonds:	-0.28
S&P GSCI:	0.17

Sources: MacroMarkets LLC, Bloomberg and Standard & Poor's
*To S&P/Case-Shiller Composite-10, since 1987

Contacts:

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at http://www.macroshares.com/